BANCO ITAÚ HOLDING FINANCEIRA S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR 2005

We present below the results of Itaú for 2005. The complete financial statements and the Management’s Discussion and Analysis are available on the Itaú website (http://www.itauri.com.br).

1.	Consolidated net income totaled R$ 5,251 million in 2005, with return of 35.3% on average consolidated stockholders’ equity. Consolidated stockholders’ equity totaled R$ 15,560 million, an 11.4% increase as compared to the previous year, and referential equity for operating limits calculation purposes was R$ 20,644 million, resulting in a Basil ratio of 17.0%, which is above the minimum required by authorities. Itaú preferred and common shares for the year rose 46.5% and 47.0%, respectively, while the Bovespa index rose 29.7%. Interest on own capital that was provided for and paid to stockholders totaled R$ 1,852 million, at the rate of R$ 1.68 per share.

2.	Itaú employed 51,036 people at the end of 2005, an increase of 5,720 new employees, because of the expansion of its business, mainly in consumer credit segment. Fixed compensation plus charges and benefits totaled R$ 3,357 million or an average of R$ 71 thousand per employee for the year. Welfare benefits granted to employees and their dependants totaled R$ 588 million. Additionally, Itaú invested R$ 58 million in education, training, and development programs.

3.	Itaú paid or provided for its own taxes and contributions for the year in the amount of R$ 5,279 million. Additionally the amount of R$ 6,339 million in taxes was withheld from clients, collected and paid.

4.	The efficiency ratio reached 50.3%, featuring a significant increase as compared to 53.9% for 2004. It reflects the ongoing efforts made by Itaú to control costs and increase revenues.

5.	Consolidated assets totaled R$ 151,241 million, a 16.0% increase as compared to 2004. The loan portfolio, including guarantees and sureties, grew 27.2% per year, totaling R$ 67.756 million. Noteworthy is the 31.6% growth in the segment of micro, small and middle market companies, and 57.0% in credit to individuals.

6.	Total own free, raised and managed funds increased 17.5% for the year, totaling R$ 248,113 million. Time deposits grew 57.8%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 14,640 million, an increase of 32.8% as compared to 2004. Premiums earned and the result of capitalization and pension plans grew 15.4% for the year.

7.	Moody’s and Fitch Ratings, major international rating agencies, raised Itaú’s Financial Strength and Individual ratings, respectively. Such upgrades reflect the strong financial performance of the Bank, associated with improvements in operating efficiency and consistent profitability. These ratings rank Itaú as the best Brazilian bank. Itaú was also recognized as the Best Brazilian bank by Euromoney and Global Finance magazines, and the most ethical and best managed bank among top banks in Latin America by Latin Finance/Management & Excellence magazine.

8.	One more time, Itaú was selected as one of the companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index that evaluates companies’ corporate sustainability. Itaú Holding was also selected to be part of the theoretical portfolio of the Business Sustainability Index of Bovespa (ISE), with a participation of 17.3%. ISE was created as a benchmark for socially responsible investments and indicator of good practices in the Brazilian business environment.

9.	The value of the Itaú brand is US$ 1,342 million, an increase of 11.7% in relation to 2004. Since the beginning of this evaluation, it is considered the most valuable brand of the country, according to the British consulting company Interbrand.

10.	Important initiatives reflected Itaú’s concern for social and environmental issues, among which are the creation of the Social and Environmental Responsibility Executive Committee Commission, the Corporate Liaison Office, the campaign “O Itaú quer ouvir você” (Itaú wants to hear your opinion), and the adoption of a methodology that includes social and environmental assessment criteria for the financing of projects for middle market companies.

11.	The programs of Instituto Itaú Cultural totaled R$ 26 million. The Rumos (Directions) Program received over 1,500 applications from the whole country for categories Visual Arts and Cultural and Art Education. Noteworthy are also the exhibit “O Corpo na Arte Contemporânea Brasileira” (The Body in Brazilian Contemporary Art) and the “Cinético Digital” exhibit, visited by over 130 thousand people. Fundação Itaú Social invested R$ 22 million in own projects and in more of 100 partnerships and supports to institutions. Noteworthy is the 6th edition of the Itaú-Unicef Award, with 1,682 participant projects and the 1st edition of the Itaú Support to Entrepreneurs Award, with the participation of 44 Civil Society Organizations of Public Interest (OSCIPs) that work with micro credit.

12.	Several initiatives and events, aiming the employees and the community, marked the celebration of Itaú’s 60th anniversary. Lectures about subjects related to Corporate Social Responsibility taken place at Instituto Itaú Cultural headquarter. Concerts with famous artists were realized at Paulista Avenue, in subway stations and at several locations all over São Paulo city. In total, 100 presentations were promoted. Noteworthy, was the New Year’s Eve celebration concert at Paulista Avenue.

13.	On January 30, 2006, Itaú Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

São Paulo, February 20, 2006.
Olavo Egydio Setubal
Chairman

Alfredo Egydio Setubal Investor Relations Officer